November 7, 2024

Long Long
Chief Executive Officer
Archimedes Tech SPAC Partners II Co.
2093 Philadelphia Pike #1968
Claymont, DE 19703

       Re: Archimedes Tech SPAC Partners II Co.
           Registration Statement on Form S-1
           Filed October 30, 2024
           File No. 333-282885
Dear Long Long:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 Filed October 30, 2024
Summary Financial Data, page 32

1. We note you reflect total assets of $200,407,300 in your summary financial table.
       Given the detail presented in note 2, increase to $201 million cash held in trust, and other updated amounts presented, please clarify or revise your disclosures accordingly.
Notes to Financial Statements, page F-7

2. Based on the updates to your notes to financial statements and the labeling as unaudited, it is unclear as to what information is audited and what additional information as of and for the period from inception to June 30, 2024 is unaudited. Please amend to update your notes to financial statements accordingly. Refer to Rules 8-02 and 8-03, as well as Rule 1-01(b) of
Regulation S-X.
 November 7, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Giovanni Caruso, Esq.